FROGADS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

November 18, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Maryse Mills-Apenteng and Daniel Leslie

RE: FROGADS, INC.
Amendment Two to Preliminary Information Statement on Schedule 14C
Filed November 18, 2011
File Number:  333-167581

To Whom It May Concern:

In response to your letter dated November 9, 2011 FrogAds, Inc., wishes to address the following comments.

Proposals 4 and 5, page_7

We note your response to prior comment 3 of our letter dated October 27, 2011 and we reissue our comment in part. Please furnish all of the information required by Item 7 of Schedule 14A in connection with the appointment of a new director. In particular, please address all of the applicable Regulation S-K item requirements including, but, not limited to the information required by Item 401 of Regulation S-K regarding the age and business experience of your directors and executive officer and the information required by Item 407 regarding corporate governance.

We have noted this comment and have revised the disclosure on pages 7.

4. APPOINTMENT OF INDIRA TOVAR TO THE BOARD OF DIRECTORS

By written consent, the Board appointed Indira Tovar to the Board of Directors.

Indira Tovar,  Director, age 34.

Indira Tovar was appointed as a member of the Company’s board of directors on October 12, 2011. Mrs. Tovar has substantial experience working with customers and suppliers; she has demonstrated strong interpersonal skills at all levels.  She brings to the company a strong analytical problem solving skill set along with high computer proficiency including Graphic Design software.

Currently Mrs. Tovar
Investment Analyst, S & I Consulting, Zurich-Switzerland 2007 – 2011

S & I Consulting, Zurich-Switzerland provides Public relations to European and American companies.

▪	Providing consulting to companies that are in need of Public Relations or new structure.
▪	Implemented of public relations campaigns to expand the company’s goals.
▪	Organizing meetings and conference calls between the clients and S & I Consulting.

Director of PR Latin America, RS Technik, Zurich-Switzerland 2006 - 2007

▪	Implemented Public Relation procedures to introduce the product in some countries in Latin America.
▪	Responsible for the account and training new clients in Mexico.
▪	Ensured with inspection that Company jobs on the road where well organized.
▪	Responsible of organizing trainings in Germany; translating for our Mexican clients and making sure our clients where satisfied.
▪	Designed promotional material; brochures, product package,etc.
▪	Responsible of translating and designing all the user manuals from English to Spanish.

Executive Assistant to the CEO, VoIP Inc., Miami, FL  2004-2006

▪	Performs all administrative duties.
▪	Responsible of customer service, solving discrepancies with many investors and making sure they were satisfied.
▪	Personally promotes Company product in some trade shows
▪	Design promotional material and Investor Packages.
▪	Responsible for putting together and sending Investor Packages and Business Plans to Investors and following up.
▪	Ensures that Company leased properties are in good condition and ensures that repairs, installations and any other needs are fulfilled.
▪	Schedules the use of the conference room and makes sure it is in appropriate condition for meetings.
▪	Arranges employee and clients’ business trips; flight itineraries, hotel accommodations, transportation, meals, etc.
▪	Responsible for office petty cash and all purchase requests.
▪	Responsible for ordering and keeping office supplies in stock.
▪	Back up for the COO Assistant.

Executive Assistant to the CEO & Marketing VP, Chilean Nature  2001-2004

▪	Performed all administrative duties.
▪	Responsible for vendor relations, controlling billing, import documents and solving discrepancies with 14 companies
▪	Responsible for A/R control, tracking and solving payment discrepancies with in-house customers
▪	Developed the corporate image, including marketing materials
▪	Image implantation for US market introduction, including US labeling standards and offsite product tasting.
▪	Implemented Public Relation procedures to introduce the products to Costco Wholesale, Winn Dixie Supermarkets and Walgreens.
▪	Organized and scheduled distribution of the products (frozen and dry)
▪	Coordinated the Company’s Food Trade Shows (6 shows per year)
▪	Personally promote the products at National Trade Shows and Food Expositions
▪	Designed promotional material; brochures, product package, corporate web page, booklets, etc.

Assistant to the CEO, Circle House Studios, North Miami Beach, FL   2000-2001
▪	Performed all administrative duties.
▪	Assisted in the design of more than 50 CD covers.
▪	Responsible for the design of promotional material for new albums.
▪	Responsible for coordination of artist (Inner Circle), tours scheduling of shows and venues, itineraries and meals.
▪	Responsible for scheduling the recording studios and making sure they where properly equipped.
▪	Designed and arranged the recording studios as per the artist’s special requests.
▪	Assisted in music video recording and contributed with some graphic design for some materials as well.

Assistant to the Marketing Director / Graphic Designer, Spanish Periodicals  1997-2000
▪	Responsible for the design and maintenance of the Corporate Web Page
▪	Responsible for the weekly on-line book catalog
▪	Responsible of the design and production of all promotional material for the company

Mr. Tovar was appointed as a director because of her knowledge, expertise and proficiency in dealing with Graphic Design software, and in particular because of her international knowledge and experience with respect to Graphic Design.  Indira Tovar brings to the FrogAds, Board a deep understanding of the opportunities and issues inherent in the global aspects of the business.

Mrs. Tovar attended the International Fine Arts College, Miami, Florida- Graphic Design 1996-1999.

The election of Mrs. Tovar to the FrogAds Board will bring the total number of directors to 3.

5. APPOINTMENT OF RONALD CHEW TO THE BOARD OF DIRECTORS

By written consent, the Board ratified the appointment of Ronald Chew to the Board of Directors

Ronald H. Chew; JD, Director, age 41.

Ronald H. Chew was appointed as a member of the Company’s board of directors on October 12, 2011.   Mr. Chew is a graduate of the University of Southern California (Bachelor of Science, 1991) and the University of West Los Angeles (Juris Doctorate, 1995). Mr. Chew is a member in good standing of the Bar of the State of California. Mr. Chew has prior legal experience in the areas of litigation and commercial law, and Mr. Chew’s legal experience also includes practice regarding the legal issues surrounding Internet startup companies, corporate infrastructure, employee contracts, employee compensation, non-disclosure agreements, corporate finance, and commercial leasing.
Employment History:

General Partner, Attorney at Law, Years Employed (5/97 – to present)

MOSS, CHEW & ASSOCIATES LOS ANGELES, CALIFORNIA

Supervised litigation in areas of personal injury, commercial litigation, and products liability. Nature of work included trials, arbitrations, mediations, depositions, and preparation of legal pleading.

Litigation Attorney, Years Employed (6/96 - 4/97)

LAW OFFICES OF MARK H. ORING LOS ANGELES, CALIFORNIA

Headed litigation section of practice specializing in personal injury and products liability. Nature of work included trials, arbitrations, mediations, depositions, and preparation of legal pleading.

Legal Assistant, Years Employed (8/95 - 4/96)

LAW OFFICES OF TOM SIEGEL LOS ANGELES, CALIFORNIA

Assisted attorney in the practice of Social Security Appeals and personal injury claims. Work involved corresponding with clients, drafting various letters and legal documents.

Mr. Chew was appointed as a director because of his knowledge and expertise in the legal and business fields. Mr. Chew brings to the FrogAds, Board a deep understanding of the legal aspects of the FrogAds business model.

The election of Mr. Chew to the FrogAds Board will bring the total number of directors to 3.

Limitation of Liability of all Directors

Pursuant to the Nevada General Corporation Law, our Articles of Incorporation exclude personal liability for our Directors for monetary damages based upon any violation of their fiduciary duties as Directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a Director receives an improper personal benefit. This exclusion of liability does not limit any right which a Director may have to be indemnified and does not affect any Director's liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments, and amounts paid in settlement in connection with any claim against a Director if he acted in good faith and in a manner he believed to be in our best interests.

Election of Directors and Officers

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry. Or as an affiliated person, director or employee of an investment company, bank, savings and loan association. Also an insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding, which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our executive officers and directors, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, we believe that during 2010 our Directors and executive officers did not comply with all Section 16(a) filing requirements. Specifically, Mr. Spitari failed to file Form 4s with respect to the issuance of 10,000,000 Common shares for 2011.

Audit Committee

We do not have an Audit Committee, our board of directors acted as the Company's Audit Committee during the fiscal year ended March 31, 2011, recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors' independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

Our board of directors have determined that if we were required to have a financial expert and/or an audit committee, Ron Chew, legal counsel, would be considered an “audit committee financial expert,” as defined by applicable Commission rules and regulations. Based on the definition of “independent” applicable to audit committee members of Nasdaq-traded companies, our board of directors has further determined that Mr. Chew is considered to be “independent.”

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
●	Compliance with applicable governmental laws, rules and regulations;
●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
●	Accountability for adherence to the code.

On July 12, 2011, the Company adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Anyone can obtain a copy of the Code of Ethics by contacting the Company at the following address: 4946 Haskel Ave., Encino, California 91436, attention: Chief Executive Officer, telephone: (310) 281-6094. The first such copy will be provided without charge. The Company will post any amendments to the Code of Ethics, as well as any waivers that are required to be disclosed by the rules of either the Securities and Exchange Commission or the National Association of Dealers.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors performed some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are continuously updating our operations and have limited resources with which to establish additional committees of our board of directors.

Compensation Committee

At this time, Mr. Chew is the only member of the committee and has performed in his role by reviewing our employment agreements with Mr. Spitari. The board of directors intends to add additional members to the compensation committee and expects it to consist of solely of independent members. Until more members are appointed to the compensation committee, our entire board of directors will review all forms of compensation provided to any new executive officers, directors, consultants and employees, including stock compensation and options.

Please let me know if any further responses are required.

Sincerely

/s/ Julian Spitari
Julian Spitari
President of FrogAds, Inc.